CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail:  clneuman@neuman.com

November 4, 2009

VIA EDGAR

Lynn Dicker

Reviewing Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-5010

Re:	B2 Health, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
File No. 0-52883

Dear Ms. Dicker:

        On behalf of B2 Health, Inc. (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Form 10-K/A-1 containing revisions discussed below.

        To expedite your review, please accept the following in response to the comments of the Commission dated September 22, 2009:

Comment 1:

Please be advised that the Company has now completed the procedures required to evaluate the adequacy of its internal controls over financial reporting in accordance with Sarbanes-Oxley Section 404.  According, the Company has amended Item 9.A. Controls and Procedures to include its Management Report.

Further, we have been authorized to acknowledge on behalf of the Company that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Sincerely, __/s/ Clifford L. Neuman_______ Clifford L. Neuman

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